FAIRFAX  News Release

Stock Symbol: FFH.SV (TSX); FFH (NYSE)

TORONTO, May 13, 2005

EXECUTIVE ANNOUNCEMENTS

Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announces that in continuation of its practice of moving executives from time to time between challenging positions, Trevor Ambridge, after serving as Chief Financial Officer for seven years, will concentrate full-time on his leadership of various strategic projects within the Fairfax group. Greg Taylor, who has done outstanding work as Chief Financial Officer of Fairfax’s Northbridge subsidiary since its formation, will assume the office of Chief Financial Officer of Fairfax.

As announced today by Northbridge, John Varnell, who retired as Fairfax’s Chief Financial Officer upon Trevor’s arrival and is a director of Northbridge, will serve as Chief Financial Officer of Northbridge.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “We are fortunate to have the executive quality within our group to continue, as we have in the past, to move our personnel between roles so that each of them finds the greatest satisfaction. Trevor has contributed very significantly both in time and ability to every aspect of Fairfax’s financial matters throughout the seven years since his arrival. Greg has demonstrated over time, including most recently at Northbridge, that he has the skills, experience and energy to assume the Chief Financial Officer function at Fairfax. And we of course know from our long relationship with John that he has the experience, knowledge and personality to seamlessly assume the Chief Financial Officer position at Northbridge.”

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:           Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946